

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 2, 2023

Oliver Reichert
Chief Executive Officer
Birkenstock Holding Ltd
1-2 Berkeley Square
London W1J 6EA
United Kingdom

> **Re: Birkenstock Holding Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted July 7, 2023**
> **CIK No. 0001977102**

Dear Oliver Reichert:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Please identify the controlling shareholder on the cover page. If the controlling shareholder will also be the selling shareholder, please state that as well.

Industry and Market Data, page iv

2. We note that the prospectus includes market, industry, and other data based on information from third-party sources. Please tell us if you commissioned any of the industry or other data that you reference and, if so, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.

3. We note your disclosure that "The Company does not accept responsibility for the factual correctness of any such statistics or information obtained from third parties." This statement appears to imply a disclaimer of responsibility for the information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Summary, page 1

4. Please revise your summary to present an objective description of the challenges and/or weaknesses of your business and operations. For example, you highlight your competitive strengths and pillars of growth without equally prominent disclosure regarding your weaknesses.

Risk Factors
Counterfeit or "knock-off" products, as well as products that are "inspired-by-BIRKENSTOCK" may siphon off, page 32

5. Please update this risk factor, if material, to discuss past violations of IP rights and how your business has been impacted.

Our operations, products, systems and services rely on complex IT systems and networks that are subject to the risk of disruption and securi, page 45

6. We note your risk factor regarding cybersecurity risks. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain/suppliers/service providers.

Use of Proceeds, page 69

7. Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. See Item 3.C of Form 20-F.

<u>Management's Discussion and Analysis of- Financial Condition and Operations</u>
<u>Non-IFRS Financial Measures</u>
<u>Adjusted EBITDA and Adjusted EBITDA margin, page 79</u>

8.   Please revise the discussion following the table to clearly describe each of the items for which you adjust when calculating Adjusted EBITA in each reported period. The current reference to obtain a further description at *Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures,* appears to be circular in nature as it is referring the reader to this very section.

<u>Results of Operations, page 87</u>

9.   You disclose in your risk factors that inflation has negatively impacted your results of operations, leading to increased employee wages and the cost of materials. In addition, you disclose that you have mitigated these pressures through price increases. To the extent possible, and if material, please revise this discussion to quantify and disclose the impact of the inflationary pressures you are experiencing on your revenues, cost of sales, selling and distribution expenses and operating expenses.

<u>Business</u>
<u>Broad and Democratic Fan Base, page 115</u>

10.   Please provide support for the statement that you are "one of the few brands in the world that has demonstrated success across a broad price range."

<u>Properties, page 137</u>

11.   Please provide the disclosure required by Item 4.D of Form 20-F for material properties mentioned in this section.

<u>Financial Statements, page F-1</u>

12.   Please provide updated interim financial statements and related disclosures as required by Item 8.A.5 of Form 20-F.

<u>Revenue from Contracts with Customers, page F-62</u>

13.   We note from the business section that you make several references to your silhouettes, including your core *Silhouettes* - the *Madrid*, *Arizona*, *Boston*, *Gizeh* and *Mayari.* You indicate on page 4 that your top five silhouettes collectively generated nearly 76% of your annual revenues in fiscal 2022. Please tell us what consideration you have given to disclosing disaggregated revenue by product line. Refer to IFRS 15.114.

14.   We note the discussion in the last two paragraphs on page 85 relating to business-to-business, or "B2B", and direct-to-consumer, or "DTC", channel revenues. Please clarify for us whether there are differences in your policies for recognizing revenue from your two main sales channels, and if so, revise the financial statements to disclose separately your revenue recognition policy for sales made through your B2B and DTC channels.

Exhibits

15.   Please file all material agreements, including but not limited to: (i) lease agreements, (ii) employment agreements, and (iii) supply agreements. See Item 601(b)(10) of Regulation S-K.

General

16.   Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:
    - Suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
    - experience labor shortages that impact your business;
    - experience cybersecurity attacks in your supply chain;
    - experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
    - experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
    - Be unable to supply products at competitive prices or at all.

    Explain whether and how you have undertaken efforts to mitigate the impact and where possibly quantify the impact to your business.

17.   Please ensure that the website address you provided as your principal website is accurate and active.

18.   Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Oliver Reichert
Birkenstock Holding Ltd
August 2, 2023
Page 5

You may contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ross Leff